SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            _________________________


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       Interstate Power and Light Company
         --------------------------------------------------------------

             (Exact name of registrant as specified in its charter)

                 Iowa                                        42-0331370
       --------------------------                        -------------------
         (State of incorporation                            (IRS Employer
            or organization)                             Identification No.)

          Alliant Energy Tower
          200 First Street SE
           Cedar Rapids, Iowa                                  52401
----------------------------------------                     ----------
(Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of each exchange on which each
Title of each class to be so registered     class is to be registered
---------------------------------------     -----------------------------------
8.375% Series B Preferred Stock,            New York Stock Exchange
$.01 par value

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities Act registration statement file number to which this form relates:
Reg. No. 333-104125

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


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Item 1.   Description of Registrant's Securities to be Registered.

     The class of securities to be registered hereby is the preferred stock, $.01 par value, designated as 8.375% Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), of Interstate Power and Light Company, an Iowa corporation (the "Company"). The Company currently is authorized to issue 24,000,000 shares of common stock, $2.50 par value ("Common Stock"), and 16,000,000 shares of preferred stock, $.01 par value. As of March 31, 2003, there were 13,370,788 shares of Common Stock outstanding, all of which were owned by the Company's parent corporation, Alliant Energy Corporation, and 6,000,000 shares of preferred stock, $.01 par value, designated as 8.375% Series A Cumulative Preferred Stock (the "Series A Preferred Stock") outstanding.

     On December 20, 2002, the Company sold 6,000,000 shares of Series A Preferred Stock to an initial purchaser, who then resold the shares of Series A Preferred Stock to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company is now offering to exchange all of the issued and outstanding unregistered shares of Series A Preferred Stock for shares of Series B Preferred Stock that have been registered under the Securities Act (the "Exchange Offer").

     The Company's Restated Articles of Incorporation (the "Articles") authorize the Company's Board of Directors to issue preferred stock in series and to fix and determine the relative rights and preferences of any series with respect to the voting power of the shares, the rate and nature of dividends, the price at and terms and conditions on which shares may be redeemed, the terms and conditions for conversion into any other class or series of the Company's stock, the amount payable in the event of the Company's voluntary or involuntary liquidation and any sinking fund provisions for redemption or repurchase of shares. Pursuant to this authority, the Company will issue the Series B Preferred Stock in the Exchange Offer. When issued and exchanged for shares of the Series A Preferred Stock in the Exchange Offer, the shares of Series B Preferred Stock will be validly issued, fully paid and nonassessable.

     The terms of the Series B Preferred Stock are contained in Articles of Amendment to the Articles. The following is a summary of the terms of the Series B Preferred Stock. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles, which is filed as an exhibit hereto and incorporated by reference herein.

     Ranking. The Series B Preferred Stock will rank senior to the Common Stock and to any other of the Company's equity securities that the Company may issue in the future that by their terms rank junior to the Series B Preferred Stock with respect to payment of dividends and distribution of assets upon the liquidation, dissolution or winding up of the Company. The Series B Preferred Stock will rank on a parity to any other of the Company's preferred stock that the Company may later authorize or issue with respect to payment of dividends and distribution of assets upon the liquidation, dissolution or winding up of the Company.

     Dividends. The holders of shares of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Company's Board of Directors out of funds legally available for the payment of dividends, cash dividends at an annual rate of 8.375% of the liquidation preference. Dividends on the shares of Series B Preferred Stock will accrue and be cumulative from the date of original issuance subject to the following. Dividends on the shares of Series B Preferred Stock will accrue and be cumulative from the most recent date on which dividends have been paid on the shares of Series A Preferred Stock. Accordingly, registered holders of shares of Series B Preferred Stock on the record date for the first dividend payment date following the completion of the Exchange Offer will receive dividends accrued and cumulative from the most recent date on which dividends have been paid on the shares of Series A Preferred Stock. However, if that record date occurs prior to the completion of the Exchange Offer, then the dividends payable on the first divided payment date following the completion of the Exchange Offer will


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be paid to the registered holders of the shares of Series A Preferred Stock on that record date. Dividends will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will be payable on those dates to holders of record as they appear in the Company's stock records at the close of business on the applicable record date, which will be the last business day of the month prior to the month in which the applicable dividend payment date falls. The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period.

     The Company's Board of Directors will not authorize, and the Company will not pay, any dividends on the shares of Series B Preferred Stock or set aside funds for the payment of dividends if the terms of any of the Company's agreements, including agreements relating to the Company's indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. The Company is and may in the future become a party to agreements which restrict or prevent the payment of dividends on, or the purchase or redemption of, shares. These restrictions may be indirect, for example, covenants requiring the Company to maintain specified levels of net worth or assets, or direct. The Company does not believe that these restrictions currently have any adverse impact on its ability to pay dividends on the shares of Series B Preferred Stock.

     Notwithstanding the foregoing, dividends on the shares of Series B Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of dividends and whether or not dividends are authorized. Accrued but unpaid dividends on the shares of Series B Preferred Stock will not bear interest, and holders of the shares of Series B Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above. The Company will credit any dividend made on the shares of Series B Preferred Stock first to the earliest accrued and unpaid dividend due. The Company will not pay any dividends on its Common Stock or any other of its equity securities that by their terms rank junior to the Series B Preferred Stock with respect to payment of dividends if dividends payable on the shares of Series B Preferred Stock are in arrears.

     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of shares of Series B Preferred Stock will be entitled to payment, out of the Company's assets available for distribution, of an amount equal to the $25 liquidation preference per share of Series B Preferred Stock held by that holder. In addition, such holder will be entitled to payment of an amount equal to all accrued and unpaid dividends on those shares to, but excluding, the date of liquidation, dissolution or winding up. The holders of the shares of Series B Preferred Stock are entitled to these payments before any distribution is made on any junior stock, including the Common Stock. After payment in full of the liquidation preference and the amount equal to all accrued and unpaid dividends to which holders of the shares of Series B Preferred Stock are entitled, the holders will not be entitled to any further participation in any distribution of the Company's assets. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the shares of Series B Preferred Stock and any other outstanding series of preferred stock ranking on a parity with the Series B Preferred Stock are not paid in full, then the holders of the shares of Series B Preferred Stock and the holders of the parity stock will share equally


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

and ratably in any distribution of the Company's assets in proportion to the full distributable amounts to which each such holder is entitled.

     Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of the Company's property or assets nor the consolidation, merger or amalgamation of the Company with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into the Company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

     Redemption. The Company may not redeem the Series B Preferred Stock prior to March 15, 2013. On or after March 15, 2013, the Company may redeem the Series B Preferred Stock, at its option, in whole or in part from time to time, upon not less than 45 nor more than 90 days' notice, at a price of $25 per share, plus an amount equal to accrued and unpaid dividends to, but excluding, the redemption date.

     Maturity. The Series B Preferred Stock does not have any maturity date, and the Company is not required to redeem the Series B Preferred Stock. In addition, the Company is not required to set aside funds to redeem the Series B Preferred Stock. Accordingly, the shares of Series B Preferred Stock will remain outstanding indefinitely unless the Company decides to redeem them.

     Voting Rights. The shares of Series B Preferred Stock will have no voting rights except as set forth below or as otherwise provided by Iowa law. In the event that any four quarterly cumulative dividends, whether consecutive or not, payable on the shares of Series B Preferred Stock are in arrears, the holders of the shares of Series B Preferred Stock will have the right, voting separately as a class together with holders of any other series of preferred stock ranking on a parity with the Series B Preferred Stock as to payment of dividends, and upon which like voting rights have been conferred and are exercisable, at the next meeting of shareowners called for the election of directors, to elect two members of the Company's Board of Directors. The right of such holders of the shares of Series B Preferred Stock to elect members of the Company's Board of Directors will continue until such time as all dividends accumulated and in arrears on such shares of Series B Preferred Stock have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay dividends as described above. Upon any termination of the right of the holders of the shares of Series B Preferred Stock to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately.

     Without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock, voting as a single class, or voting as a single class together with holders of any other series of preferred stock upon which like voting or consent rights have been conferred and which are similarly affected by the matter to be voted upon, the Company may not:

     o increase the amount of preferred stock authorized under its Articles or create or issue any class of stock in addition to the class of preferred stock authorized under the Articles ranking senior to or on a parity with the class of preferred stock currently authorized under the Articles or any series thereof, as to the payment of dividends or the distribution of assets;

     o adopt any amendment to the Articles that adversely alters the preferences, powers and rights of the shares of Series B Preferred Stock;

     o issue any shares of preferred stock of any series if the cumulative dividends payable on the shares of Series B Preferred Stock are in arrears; or

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     o    create or issue any shares of preferred stock of any series that rank senior to the Series B Preferred Stock as to payment of dividends or the distribution of assets.

     On any matter described above in which the holders of the shares of Series B Preferred Stock are entitled to vote as a class, such holders will be entitled to one vote per share. On any other matter for which holders of the shares of Series B Preferred Stock are provided the right to vote together with holders the shares of Common Stock under Iowa law, if any, holders of the shares of Series B Preferred Stock will be entitled to the number of votes per share determined by dividing the liquidation preference of such share by 100.

     Conversion Rights. The holders of the shares of Series B Preferred Stock will not have any rights to convert shares of Series B Preferred Stock into shares of any other class or series of the Company's capital stock or any other security.

     Transfer Agent. The transfer agent and registrar for the Series B Preferred Stock is the Shareowner Services Department of Alliant Energy Corporation, P.O. Box 2568, 4902 North Biltmore Lane, Madison, Wisconsin 53701-2568.

Item 2.   Exhibits.

     1. Restated Articles of Incorporation of Interstate Power and Light Company (incorporated by reference to Exhibit 3.1 to Interstate Power and Light Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13886)).

     2. Articles of Amendment to the Restated Articles of Incorporation of Interstate Power and Light Company (incorporated by reference to
          Exhibit 3.5a to Interstate Power and Light Company's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13886)).

     3. By-laws of Interstate Power and Light Company, as amended (incorporated by reference to Exhibit 3.1 to Interstate Power and Light Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 0-13886)).

     4. All exhibits required by the instructions to Item 2 will be supplied to the New York Stock Exchange.


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


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          INTERSTATE POWER AND LIGHT COMPANY


                                          By: /s/ F. J. Buri
                                              ----------------------------------
                                              F. J. Buri
                                              Corporate Secretary
Dated:  April 3, 2003.



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


                       INTERSTATE POWER AND LIGHT COMPANY
                                    FORM 8-A
                                  EXHIBIT INDEX

Exhibit Number                          Description
--------------                          -----------

    (3.1) Restated Articles of Incorporation of Interstate Power and Light Company (incorporated by reference to Exhibit 3.1 to Interstate Power and Light Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-13886)).

    (3.2) Articles of Amendment to the Restated Articles of Incorporation of Interstate Power and Light Company (incorporated by reference to Exhibit 3.5a to Interstate Power and Light Company's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13886)).

    (3.3) By-laws of Interstate Power and Light Company, as amended (incorporated by reference to incorporated by reference to Exhibit 3.1 to Interstate Power and Light Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-13886)).



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